

May 1, 2007

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Albert Knapp, Chief Financial Officer
Ethanex Energy, Inc.
14500 Parallel Road, Suite A
Basehor, KS   66007

Re: Ethanex Energy, Inc.
        Amendment No. 1 to Registration Statement on Form SB-2
        Filed on: April 16, 2007
        File No.: 333-139787

Dear Mr. Knapp:

        We have reviewed your filing and have the following additional comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that you are registering a large number of shares in relation to the
    number of outstanding shares and particularly in relation to the number of shares
    outstanding that are held by non-affiliates (your public float). In addition, we
    note that several shareholders are broker-dealers or affiliates of broker-dealers.
    The nature and size of the offering gives the appearance of a primary offering on
    behalf of the issuer, rather than a resale. Please tell us why you believe that this

offering represents a valid secondary offering. Please see phone interp. #29 under Section D, Rule 415.

Recent Developments, page 2 and Risk Factors, page 3

2. We note in response #7 of your letter dated April 16, 2007 that you are unable to provide the specific information we requested regarding the amount and timing of funds needed to complete construction of each of the ethanol plants in Missouri and Illinois. To balance the discussion presented, include an introductory paragraph that includes much of the information you provided in your response #7. For example, you state that, "Given the current very early stage…has not determined the timing of when construction may start at either site." Also include a cross-reference to the Risk Factors section.

Ethanol Industry, page 2

3. Please disclose the source or basis for the statements made regarding the ethanol industry.

The Offering, page 3

4. You state that 64,236,889 shares of common stock are currently outstanding and that 22,500,000 shares are being offered pursuant to this registration statement. As a result, there will be a total of 86,736,889 shares of common stock outstanding after this offering. If true, please revise the amount shown on page 3 which indicates that 82,736,889 shares of common stock will be outstanding after the offering.

5. Briefly explain what you mean in footnote (1) as it relates to: (1) the 19,500,000 shares of common stock and (2) the 3,000,000 shares of common stock. It should be clear that none of the shares being registered pursuant to this registration statement are available to trade publicly until the registration statement is effective without an appropriate exemption from registration under the Securities Act.

6. Footnote 3 states that the amount shown to be outstanding after this offering, assumes the full exercise of the warrants held by the selling stockholders to acquire 18,500,000 shares of common stock. Since the 18,500,000 is not included in the total amount to be outstanding after this offering, revise the table on page 3 or revise footnote 3 accordingly.

Risk Factors

Our business is likely to be highly sensitive to corn prices…, page 5

7. As previously requested, please update to quantify and discuss the recent increase in corn prices and how it affects your business.

Risks Related to Potential Litigation, page 15

8. The discussion of the potential rescission offer to shareholders who purchased unregistered Ethanex common stock from Mr. Zehil and his affiliates should be included under "Recent Developments" in the forepart of the prospectus. Further this risk factor should be repositioned near the forepart of the "Risk Factors" section.

Selling Stockholders, page 16

9. Clarify how many shares were received pursuant to the merger.

10. Please clarify or delete the last sentence of the first paragraph which states that "…we have a separate agreement to negotiate the 1,000,000 shares of common stock held by Gamma Capital Partners, LLC."

11. Update the information in this discussion as of December 22, 2006 to a more current date.

12. In the third paragraph clarify that the information in the table assumes that all of the securities offered pursuant to this registration statement will be sold.

13. In the fourth paragraph, state that the 10 selling stockholders who are broker-dealers are underwriters in this offering.

Selling Stockholders, page 16

14. Currently, you repeat much of the same information in most of your footnotes. Minimize the use of footnote treatment, where possible. For example, if you include an additional column in the selling stockholder table for the "number of shares of common stock and warrants to acquire an additional like number of shares of common stock at an exercise price of $1.50 per share, acquired in the Merger in exchange …in the Offering" you could eliminate most of the 151

footnotes currently included in the table. Retain the remaining information as your footnotes disclosure. Refer to Regulation C, Rule 421(b), Note 1.

Market for Common Equity and Related Stockholder Matters, page 30

15. In addition to the information provided in this section, as previously requested, you should further state that there is no established public trading market for your stock to date.

Liquidity and Capital Resources, page 33

16. Discuss any material commitments for capital expenditures beyond the six-month period discussed in this section up to at least the next twelve months.

Business

General Corporate Matters, page 49

17. This section should be repositioned to the forepart of or to precede the "Business" section.

18. We note your revised disclosures in response to our prior comment 20. Please provide a discussion of your receipt of 10 million shares of your common stock from two of your former executive officers in exchange for the stock of Leaseco within your audited financial statements. Disclose the accounting for this transaction and clarify how your receipt of these shares is accounted for in your consolidated statement of changes in stockholders' equity on page F-4.

19. Disclose the aggregate value of the 46,000,000 shares of common stock issued pursuant to the Merger Agreement and the per share price of the shares.

20. Disclose the value of the 10,000,000 shares of Ethanex common stock that was received in exchange for the mineral property option agreement in the "split-off". Also include the per share price of these shares.

21. In the fourth paragraph, disclose the aggregate percentage of total outstanding shares acquired by the former shareholders of Ethanex N.A.

22. Revise your last sentence which relates to potential risks to the company as a result of Mr. Zehil's actions, since the "Risk Factors" section is above this discussion, not below it as you have stated.

Legal Matters, page 50

23. We note in your last risk factor in the "Risk Factors" section that you state that your stockholders could claim that they suffered a loss from Mr. Zehil's actions and attempt to hold the Company responsible. If material, please advise the staff supplementally of what consideration the company has given to (1) disclosing management's opinion as to the likelihood that any claims will be filed against the company; and (2) obtaining an opinion of counsel with respect to the company's potential liability or lack thereof in this regard.

Executive Compensation, page 54

24. Please disclose how the relative amounts in the bonus column were considered and how you arrive at the stated amounts for bonuses.

Outstanding Equity Awards as of Fiscal Year End Table, page 56

25. Since you have the same information in each of your footnotes, use one footnote and include the footnote number at the top of the applicable column.

Certain Relationships and Related Transactions, page 56

26. As previously requested, please discuss the manner in which the $500,000 purchase price of IPT Ethanol, Inc. was determined and any other material terms of the purchase agreement between the company and Mr. Walther. We note your reference to Note 10 of the Notes to Consolidated Financial Statements.

Financial Statements

Note 5 – Property and Equipment, page F-9

27. We note your response to our prior comment 29 that the majority of your construction in progress balance at December 31, 2006 is a technology license for $750,000. Please disclose the significant terms of this license and identify the licensor.

Note 7 – Stockholders' Equity, page F-10

28. We note in your response to our prior comment 30 that you amended your registration rights agreement. Please file this amended agreement as an Exhibit.

29. We further note in your response that you have assessed the likelihood of having to pay damages under the terms of the original Registration Rights Agreement as remote because you filed your Registration Statement on a timely basis based on the amended Agreement. However, we note in your original Registration Rights Agreement that your Registration Statement must be declared effective by the SEC on or before 120 days following your Registration Filing Date. Please tell us your considerations of having to pay damages under this term.

Note 11 – Joint Ventures, page F-14

30. We have reviewed your expanded disclosures in response to our prior comment 39. We note your disclosure in Note 11 continues to state that you will contribute tangible and intangible assets and management expertise. We repeat our prior comment to clarify the nature of the assets you must contribute as well as your obligations to provide management expertise.

Note 13 – Subsequent Events, page F-16

31. Your subsequent events footnote which is covered by the audit report discusses a March 3, 2007 transaction. We note however that your auditor's report is dated February 22, 2007. Please address this comment with your auditor.

Note 12 – Commitment and Contingencies, page F-15

32. We note your disclosures regarding potential violations of securities laws. Please quantify the dollar amount of securities that could be subject to a recission offer, and the related potential damages, or explain to us why you are unable to do so. Please clarify whether you have initiated a recission offer. Since shares subject to a recission offer may be required to be redeemed in cash based on factors outside your control, you are required to evaluate and substantiate your current presentation of these shares in permanent equity rather than temporary equity. If you have not initiated a recission offer, your classification should be based on the probability that a shareholder would pursue recission and would prevail in asserting a right of action against you for recission based on the criteria in SFAS 5. If you conclude that you meet the requirements of SFAS 5, you should reclassify shares subject to a "probable" recission to temporary equity. If you

conclude that don't meet the requirements of SFAS 5, you should explain your
conclusion and the factors that support it.

Pro Forma Financial Statements, page F-17

33. We have reviewed your response to our prior comment 42. Please delete your pro
forma June 30, 2006 balance sheet as the Merger and Reorganization occurred
prior to your December 31, 2006 balance sheet presented in your filing. Please
update your pro forma statement of income to present, as required by Item
310(d)(2)(i) of Regulation S-B, for the latest fiscal year.   In consideration that
your inception date is May 31, 2006, please present pro forma statement of
operations for the period May 31, 2006 to December 31, 2006 as if the Merger
and Reorganization occurred on May 31, 2006, the beginning of your fiscal year.

General

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from taking any
action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
in declaring the filing effective, does not relieve the company from its full
responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn, Accountant at (202) 551-3739 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Branch Chief, Legal